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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING


                                                 Commission File Number: 0-24520

(Check one):


[  ]  Form 10-K       [  ]  Form 10-KSB    [  ] Form 11-K       [ ]  Form N-SAR
[  ]  Form 20-F       [  ]  Form 10-Q      [ X] Form 10-QSB

                    FOR THE QUARTER ENDED SEPTEMBER 30, 2001


[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

                For the transition period ended _________________


         Read attached Instruction Sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



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                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:             Global Sports & Entertainment, Inc.
                        --------------------------------------------------------
Former name if applicable:           IMSCO Technologies, Inc.
                           -----------------------------------------------------

Address of principal executive office (street and number):
                                                         5092 S. Jones Boulevard
                                                         -----------------------

City, State and Zip Code:  Las Vegas, Nevada 89118
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                                     PART II
                             RULE 12B-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

         [ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         [ X ] (b) The subject annual report, semi-annual report, transition report on Forms 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

         We were unable to file the Quarterly Report on Form 10-QSB for the quarter ended September 30, 2001 (the "Report") in a timely manner and without unreasonable effort or expense due to the recent departure of our chief financial officer and another member of our accounting staff.





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                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:


       Douglas R. Miller                                   (702) 967-6000
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            (Name)                                (Area Code) (Telephone number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s):

                                                                [ X ] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X ] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The results of operations for the quarter ended September 30, 2001 to be filed with the 10-QSB are not comparable to our results of operations for the quarter ended on September 30, 2000 due to our recent reorganization. In July 2001, Global Sports & Entertainment, Inc., a Delaware corporation which has been renamed Global SportsEDGE, Inc., and Turfclub.com, Inc., a California corporation, completed a reverse acquisition of our company in which we acquired all of the outstanding capital stock of Global SportsEDGE and Turfclub.com in exchange for shares of our Series B preferred stock. Since our reorganization in July, we have been operating our sports handicapping business through our wholly owned subsidiary Global SportsEDGE, Inc. The financial statements on the 10-QSB will reflect the financial information of Global SportsEDGE, Inc., which was our only operating business during the quarter ended September 30, 2001.



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                                   SIGNATURES

                       GLOBAL SPORTS & ENTERTAINMENT, INC.
                  (Name of registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2001               By: /s/ Douglas R. Miller
     ------------------               ------------------------------------------
                                      Douglas R. Miller

                                      Its: President and Chief Financial Officer
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